SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*
Hickok Incorporated

(Name of Issuer)

Class A Common Shares, $1.00 par value

(Title of Class of Securities)

428839 10 4

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
(212) 986-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 3, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 94,582
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 94,582

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    94,582

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    12.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 94,582
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 94,582

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    94,582

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    12.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 94,582
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 94,582

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    94,582

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    12.1%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 67,024	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 67,024	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    67,024

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.6%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
   Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-
8. Shared Voting Power: 27,558
9. Sole Dispositive Power: -0-
10. Shared Dispositive Power: 27,558

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    27,558

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    3.5%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Statement on Schedule 13D relating to shares of Class A Common Shares, $1.00 par value (the "Common Shares"), of Hickok Incorporated (the "Issuer") filed on December 26, 2006 with the Commission as amended by Amendment No. 1 thereto, filed on February 23, 2007 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.   Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, Wasiak, RMC, and RIC, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of Robotti & Company, Incorporated, the parent holding company of a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

Mr. Robotti's business address is 52 Vanderbilt Avenue, New York, New York 10017. The address of RIC's, RI's and RMC's principal office is 104 Gloucester Road, Massapequa, New York 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

(d) and (e). None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 67,024 Common Shares held by RIC is $601,805.02 (including brokerage fees and expenses). All of the Common Shares held by RIC were paid for using its working capital.

The aggregate purchase price of the 27,558 Common Shares held by RIC is $225,922.74 (including brokerage fees and expenses). All of the Common Shares held by RI were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of February 14, 2008, the aggregate number of Common Shares and percentage of the outstanding Common Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)	94,582	0	94,582	12.1%
Wasiak (1)(2)(3)	94,582	0	94,582	12.1%
RMC (1)(2)(3)	94,582	0	94,582	12.1%
RIC (1)(2)	67,024	0	67,024	8.6%
RI(1)(3)	27,558	0	27,558	3.5%

        * Based on 783,229 Class A Common Shares, $1.00 par value, outstanding as of February 8, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-QSB, for the quarter ended December 31, 2007.
        (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person.
        (2) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 67,024 Common Shares owned by RIC.
        (3) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 27,558 Common Shares owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Shares since the most recent filing of this Schedule 13D by the Reporting Persons. All such transactions were made by RIC and RI in the open market.

Transactions in Shares Since the Most Recent Filing of this Schedule 13D

Party	Date of Purchase or Sale	Number of Common Shares	Buy/Sell	Price Per Share
RIC	05/15/2007	350	BUY	$10.00
RI	05/15/2007	150	BUY	$10.00
RIC	06/25/2007	1,050	BUY	$11.00
RI	06/25/2007	350	BUY	$11.00
RIC	06/26/2007	2,100	BUY	$11.00
RI	06/26/2007	900	BUY	$11.00
RIC	07/02/2007	350	BUY	$11.00
RI	07/02/2007	150	BUY	$11.00
RIC	07/03/2007	2,100	BUY	$11.00
RI	07/03/2007	900	BUY	$11.00
RIC	07/05/2007	700	BUY	$11.00
RI	07/05/2007	300	BUY	$11.00
RIC	07/10/2007	420	BUY	$11.00
RI	07/10/2007	180	BUY	$11.00

RIC	12/18/2007	1,137	BUY	$12.1472
RI	12/18/2007	483	BUY	$12.1472
RIC	01/04/2008	1,004	BUY	$12.00
RI	01/04/2008	430	BUY	$12.00
RIC	01/09/2008	1,540	BUY	$11.9205
RI	01/09/2008	660	BUY	$11.9205
RIC	01/10/2008	1,050	BUY	$11.50
RI	01/10/2008	450	BUY	$11.50
RIC	01/11/2008	1,190	BUY	$11.25
RI	01/11/2008	510	BUY	$11.25
RIC	01/23/2008	980	BUY	$11.10
RI	01/23/2008	420	BUY	$11.10
RIC	02/11/2008	18,235	BUY	$11.50
RI	02/11/2008	7,815	BUY	$11.50

(d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares beneficially owned by the Reporting Persons.

(e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended to restated to read as follows:

Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of February 14, 2008 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits

The following documents is filed herewith or have been previously filed:

1.   Joint Filing Agreement dated as of December 26, 2006 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

2.   Amended and Restated Joint Filing Agreement dated as of February 14, 2008 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Robert E. Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

Ravenswood Investments III, L.P.

By: Ravenswood Management Company, L.L.C.
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

Exhibit Index

The following documents are filed herewith or have been previously filed:

	Exhibit	Page
(1)	Joint Filing Agreement dated as of December 26, 2006 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.	Previously Filed
(2)	Amended and Restated Joint Filing Agreement dated as of February 14, 2008 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Page 12

(The remainder of this page was intentionally left blank)

Exhibit 2

**Amended and Restated
Joint Filing Agreement**

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D Amendment No. 2 filed herewith, and any amendments hereto, relating to the Class A Common Share, par value $1.00 per share, of Hickok, Incorporated with the Securities and Exchange Commission pursuant to Rule 13d-1(k). The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments. This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same amendment.

Date: February 14, 2008

/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Robert E. Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
     Name: Robert E. Robotti   Its General Partner
     Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                 Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.   Title: Managing Member
     Its General Partner

By: /s/ Robert E. Robotti
     Name: Robert E. Robotti
     Title: Managing Member